# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xenetic Biosciences, Inc., CIK 0001534525
CUSIP: 984015602
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 945 CONCORD ST., FRAMINGHAM, Massachusetts (MA), 01701
Date of event which requires filing of this statement: 05/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002103370

## Reporting persons
- MJL Manager LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 93,565; sole dispositive power 0; shared dispositive power 93,565; aggregate amount beneficially owned 93,565 (4.1% of the class)
- Michael Liu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 33,176; shared voting power 93,565; sole dispositive power 33,176; shared dispositive power 93,565; aggregate amount beneficially owned 126,741 (5.5% of the class)
  Comment: Michael Liu is the sole control person of MJL Manager LLC ("MJL") and, in such capacity, has the authority to direct the voting and disposition of the shares held in discretionary accounts managed by MJL. The reporting of shared power by both reporting persons shall not be construed as an admission that either is the beneficial owner of shares beneficially owned by the other, and each expressly disclaims beneficial ownership except to the extent of such person's actual pecuniary interest therein.

## Item 1. Issuer
Name of issuer: Xenetic Biosciences, Inc.
Address of issuer's principal executive offices: 945 CONCORD ST., FRAMINGHAM, MASSACHUSETTS, 01701

## Item 2. Person Filing
Name of person filing:
MJL Manager LLC
Michael Liu
Address of principal business office or, if none, residence: 12 Manley Road, Pennington NJ 08534
Citizenship:
MJL Manager LLC - New Jersey
Michael Liu - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
MJL Manager LLC - 92,565
Michael Liu - 126,741
Percent of class:
MJL Manager LLC - 4.1%
Michael Liu - 5.5%
Sole power to vote or to direct the vote:
MJL Manager LLC - 0
Michael Liu - 33,176
Shared power to vote or to direct the vote:
MJL Manager LLC - 93,565
Michael Liu - 93,565
Sole power to dispose or to direct the disposition:
MJL Manager LLC - 0
Michael Liu - 33,176
Shared power to dispose or to direct the disposition:
MJL Manager LLC - 93,565
Michael Liu - 93,565

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2(a) in lieu of an Exhibit.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- MJL Manager LLC: Michael Liu, Managing Member (05/29/2026)
- Michael Liu: Michael Liu, Individual (05/29/2026)